UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Golden State Bancorp Inc.
   414 North Central Avenue
   Glendale, CA  91203
   U.S.
2. Date of Event Requiring Statement (Month/Day/Year)
   08/17/97
3. IRS or Social Security Number of Reporting Person (Voluntary)
   95-4642135
4. Issuer Name and Ticker or Trading Symbol
   CENFED Financial Corporation
   CENF
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
 Common Stock, par value $0.01 per share   |1,140,784             |D               |                                               |
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
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Stock Option Agreement  |(b)      |(b)      |Common Stock, par value|1,140,784|$34.00    |D            |                           |
                        |         |         | $1.00 per share       |(a)      |          |             |                           |
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
Explanation of Responses:
(a) Beneficial ownership of the 1,140,784 shares of the CENFED Financial Corporation ("CENFED") Common Stock reported hereunder (the "Option
Shares") is being so reported solely as the result of the option (the "Option") granted pursuant to the Stock Option Agreement described under "Derivative Securities Beneficially Owned." Since such Option has not yet become exercisable, Golden State Bancorp Inc. expressly disclaims beneficial ownership of the Option Shares and this report shall not be deemed an admission that Golden State Bancorp Inc. is the beneficial owner of such securities for the purposes of Section 16 or for any other purpose.
(b) The Option becomes exercisable upon the occurrence of certain events, none of which have occured as of the date hereof. The Option will expire upon the occurrence of certain events.

      GOLDEN STATE BANCORP INC

      /s/ John E. Haynes                   August 25, 1997
      **Signature of Reporting Person      Date

   BY: John E. Haynes
TITLE: Chief Financial Officer